

December 17, 2008

Via Facsimile (216) 566-5800 and U.S. Mail

Derek D. Bork, Esq.
Thompson Hine LLP
3900 Key Center 127 Public Square
Cleveland, Ohio 44114-1291

RE: Premier Exhibitions, Inc.
Responses to comments on Soliciting Materials filed pursuant to Rule 14a-12 filed
  November 6 and 21, 2008 by Sellers Capital Master Fund, Ltd. et. al.
Filed December 12, 2008
File No. 000-24452

Revised Preliminary Proxy Statement
Filed December 12, 2008 by Sellers Capital Master Fund, Ltd. et. al.
File No. 000-24452

Dear Mr. Bork:

    We have reviewed the above-referenced filings and have the following comments.

1.   We note your response to comment 2 of our most recent letter. It is unclear how you can state that the company has a "consistent pattern of overpromising and under-delivering to investors" when your support is solely public analysts' estimates and not company statements. Please revise your disclosure on page 7 of the proxy statement.

    Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                    Sincerely,

                    Daniel F. Duchovny
                    Special Counsel
                    Office of Mergers & Acquisitions